UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On June 6, 2023, Akari Therapeutics, Plc, a public company with limited liability incorporated under the laws of England and Wales (the “Company”), informed its shareholders that it will hold its Annual General Meeting on June 30, 2023. In connection with the meeting, the Company furnished the following documents:

1.	Notice of Annual General Meeting of Shareholders and Proxy Statement dated June 6, 2023

2.	Form of Proxy Card

3.	Statutory Accounts for the year ended December 31, 2022

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement dated June 6, 2023
99.2	Form of Proxy Card
99.3	Statutory Accounts for the year ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer

Date: June 6, 2023